May 17, 2005

Mr. Michael Skelton
Chief Executive Officer
CaminoSoft Corp.
600 Hampshire Road, Suite 105
Westlake Village, CA 91361

	RE:	CaminoSoft Corp.
      File no. 033-64534-LA
		Form 10-KSB: For the Year Ended September 30, 2004
		Form 10-QSB: For the Quarterly Period Ended December 31,
2004
		Form 10-QSB: For the Quarterly Period Ended March 31,
2005

Dear Mr. Skelton:

	We reviewed your response letter dated April 18, 2005 and have the following additional comment. Please note that we have limited the scope of our review to certain accounting policies and practices in your financial statements and related disclosures. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-KSB for the Year Ended September 30, 2004

Note 4 - Notes Payable, page F-13

Prior Comment no. 5

1. We note your discussion regarding the qualitative impact of the amounts you plan to reclassify from deferred financing costs to debt discount. Based on the information provided in your response the misclassification of debt discount results in an overstatement of your assets by approximately 20% and 10% as of September 30, 2004 and
2003, respectively, which appears to be quantitatively material to your financial statements. Restate your annual and interim financial statements, as necessary, to properly classify the discount on your debt, or tell us why the amounts that should be reclassified are not quantitatively material.

	Please respond to this comment within 10 business days and file your response letter via EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Christopher White, Staff Accountant, at (202) 551-3461, Thomas Ferraro, Review Accountant, at (202) 551-3225 or me at
(202) 551-3226 if you have any questions regarding these comments.


							Very truly yours,


							Craig Wilson
							Senior Assistant Chief
Accountant


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CaminoSoft Corp.
May 17, 2005
page 1